SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

The Securities Exchange Act of 1934

FREZER, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title Class of Securities)

358341 10 5
(CUSIP Number)

KI Equity Partners IV, LLC
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
(720) 889-0131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2007
(Date of Event Which Requires Filing of This Statement)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KI Equity Partners IV, LLC/72-1613291

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
	(b) ☐	Reporting Person disclaims being member of a group relating to Issuer

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 70,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.12%

14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

Item 1. Security and Issuer.
(a) Title of Class:	Common Stock
(b) Name and Address of Issuer:	Frezer, Inc. 936A Beachland Boulevard, Suite 13 Vero Beach, Florida 32963
(c) Trading Symbol:	FRZR

Item 2. Identity and Background of the Reporting Entity.
(a) Name:	KI Equity Partners IV, LLC
(b) Business Address:	5251 DTC Parkway, Suite 1090 Greenwood Village, CO 80111
(c) Occupation:	Institutional Investor
(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) State of Incorporation:	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Entity, on February 22, 2007, acquired 63,900,000 shares of the Issuer's Common Stock from the Issuer for an aggregate purchase price of $639,000. The Issuer and the Reporting Entity entered into a certain registration rights agreement with respect to the 63,900,000 shares issued by the Issuer, a copy of which has been filed as an exhibit on a Current Report on Form 8-K filed by the Issuer on February 23, 2007.

On February 22, 2007, the Reporting Entity also acquired 6,100,000 shares of the Issuer's Common Stock from certain third parties for a purchase price of $61,000. The funds used for both of these purchases have been provided from the Reporting Entity's working capital.

Item 4.  Purpose of Transaction.

Reporting Person is making these purchases of Issuer’s Common Shares for investment purposes only.   The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or  to fill any existing vacancies on the Issuer’s Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; any changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest  in Securities of the Issuer.

(a) Aggregate Number and %:  70,000,000  shares of common stock representing 88.12% of the total 79,434,064 outstanding shares of common stock of the Issuer.

(b) Power to Vote or Dispose of Issuer’s Shares:  70,000,000  shares of common stock, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days:  No transactions have been effected between the Issuer and the Reporting Person beyond those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and  4 above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 26, 2007	/s/ Timothy J. Keating Timothy J. Keating
Manager